

Mail Stop 6010

October 15, 2008

Mr. Ron Lizée
Chief Financial Officer
Acrongenomics, Inc.
Fairfax House, 15 Fulwood Place
London UK WC1V 6AY

> **Re: Acrongenomics, Inc.**
> **Form 10-KSB for the Year Ended December 31, 2007**
> **Filed April 15, 2008**
> **File No. 000-49833**

Dear Mr. Lizée:

We have completed our review of your Form 10-KSB and related amendment and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief